Exhibit 12

E. I. DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended
	June 30,	Years Ended December 31,
	2006	2005	2004	2003	2002	2001
Income before cumulative effect of changes in accounting principles	$1,792	$2,053	$1,780	$1,002	$1,841	$4,328	(a)
Provision for (benefit from) income taxes	510	1,468	(329)	(930)	185	2,467
Minority interests in earnings (losses) of consolidated subsidiaries	3	37	(9)	71	98	49
Adjustment for companies accounted for by the equity method	65	215	99	360	45	93
Capitalized interest	(17)	(23)	(17)	(29)	(45)	(62)
Amortization of capitalized interest	17	33	365 (b)	119 (b)	59	61
	2,370	3,783	1,889	593	2,183	6,936
Fixed charges:
Interest and debt expense	233	518	362	347	359	590
Capitalized interest	17	23	17	29	45	62
Rental expense representative of interest factor	44	88	91	90	82	78
	294	629	470	466	486	730
Total adjusted earnings available for payment of fixed charges	$2,664	$4,412	$2,359	$1,059	$2,669	$7,666

Number of times fixed charges earned	9.1	7.0	5.0	2.3	5.5	10.5

(a)             Includes $3,866 after-tax gain on the sale of DuPont Pharmaceuticals to Bristol-Myers Squibb.

(b)            Includes write-off of capitalized interest associated with exiting certain businesses.